Mail Stop 3561

September 1, 2009

Charles Lesser, Chief Executive Officer
Panglobal Brands Inc.
2853 E. Pico Blvd.
Los Angeles CA 90023

> **Re:** **Panglobal Brands Inc.**
> **Form 10-KSB for fiscal year ended September 30, 2008**
> **Filed January 13, 2009**
> **File No. 333-131531**

Dear Mr. Lesser:

     We issued a comment letter to you on the above captioned filing on August 11, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 15, 2009 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

     If you do not respond to the outstanding comments or contact us by September 15, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

     Please contact Edwin S. Kim at (202) 551-3297 or me at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Charles Lesser, CEO
        Fax: (323) 266-6505
        Kari F. Richardson
        Fax: (604) 687-6314